
PROCESSING
RECEIVED
JAN 21 2005
SEC MAIL
SECTION
213
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB/A


05000902

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

PREDATOR EXPLORATION LTD.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

SIGNALENERGY INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 26, 2004
(Date Tender Offer/Rights Offering Commenced)

Explanatory Note

This Form CB – Amendment No. 1 amends the Form CB furnished to the Securities and Exchange Commission on November 30, 2004, by SignalEnergy Inc. ("SignalEnergy") in connection with its offer to acquire Predator Exploration Ltd. ("Predator"). On January 7, 2005, SignalEnergy gave notice that it has extended the Expiry Time of its Offer to purchase all of the outstanding common shares of Predator from 5:00 p.m. (Calgary time) on December 31, 2004 to 5:00 p.m. (Calgary time) on January 20, 2005. Part I of this Form CB – Amendment No. 1 contains the documents mailed to security holders of Predator. Part II contains a press release describing the changes to the offer.

PART I – INFORMATION SENT TO SECURITY HOLDERS

1. Notice of Extension and Change dated January 7, 2005

This document is important and requires your immediate attention. If you have any questions regarding this Notice of Extension and Change or to the Offer, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.

January 7, 2005

NOTICE OF EXTENSION AND CHANGE

by

SIGNALENERGY INC.
of its Offer to Purchase
all of the outstanding Common Shares of

PREDATOR EXPLORATION LTD.
at a price per share of 0.3846 of
a SignalEnergy Common Share

SIGNALENERGY'S OFFER HAS BEEN EXTENDED AND CERTAIN INFORMATION IN THE OFFER AND CIRCULAR DATED NOVEMBER 26, 2004 HAS CHANGED. SIGNALENERGY'S OFFER IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JANUARY 20, 2005 UNLESS WITHDRAWN OR EXTENDED.

SignalEnergy Inc. ("SignalEnergy") hereby gives notice that it has extended the Expiry Time of its Offer to purchase all of the outstanding common shares ("Predator Shares") of Predator Exploration Ltd. ("Predator") from 5:00 p.m. (Calgary time) on December 31, 2004 to 5:00 p.m. (Calgary time) on January 20, 2005. SignalEnergy has also changed certain information in its Offer and Circular. See Section 3 of this Notice of Extension and Change, "Change to Information in the Offer and Circular".

Shareholders who have validly deposited and not withdrawn their Predator Shares prior to December 31, 2004 (the "Depositing Shareholders"): (1) if they do not wish to withdraw their acceptance, need take no further action to accept the Offer; or (2) if they choose to withdraw their acceptance of the Offer, should follow the procedures for withdrawal set forth in Section 7 – Withdrawal of Deposited Predator Shares of the Offer and Circular dated November 26, 2004.

Shareholders who have not validly deposited their Predator Shares and who now wish to accept the Offer must properly complete and execute the Letter of Transmittal previously delivered with the Offer and Circular dated November 26, 2004 or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Predator Shares, at the office of the Depositary shown on the back hereof, in accordance with the instructions in the Letter of Transmittal. Alternatively, such Shareholder whose certificate or certificates for Predator Shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 - Manner of Acceptance - Letter of Transmittal of the Offer and Circular dated November 26, 2004.

The SignalEnergy Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"). On January 6, 2005, the closing trading price of the SignalEnergy Shares on the TSX was $1.10. The Predator Shares are listed and posted for trading on the TSX Venture Exchange (the "TSXV"). On January 6, 2005, the closing trading price of the Predator Shares was $0.43.

Questions and requests for assistance in completing the Letter of Transmittal or Notice of Guaranteed Delivery may be directed to the Depositary. Additional copies of this document, the Offer and Circular dated November 26, 2004, the Letter of Transmittal and Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document.

NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

This Notice of Extension and Change to the Offer is made in respect of securities of a Canadian company. While the Offer and this Notice of Extension and Change in respect of the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of United States companies.

It may be difficult for U.S. persons to enforce his, her or its rights or to bring any claim arising under the U.S. federal securities laws, since SignalEnergy is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A U.S. person may not be able to sue a foreign company or its officers and directors in a foreign country for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. Court's judgment.

U.S. persons should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated transactions.

The securities offered in connection with the Offer and this Notice of Extension and Change in respect of the Offer have not been and will not be registered under the *U.S. Securities Act of 1933*, as amended (the "U.S. Securities Act") or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete.

The Offer and this Notice of Extension and Change in respect of the Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the *Exchange Act of 1934*, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Offer and this Notice of Extension and Change in respect of the Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice of Extension and Change are "Forward-Looking Statements" and are prospective. Such Forward-Looking Statements are subject to risk, uncertainties and other factors which could cause actual results to different material from future results expressed or implied by such Forward-Looking Statements. See "Forward-Looking Statements", in the Offer and Circular dated November 26, 2004.

CURRENCY

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of holders of Predator Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, SignalEnergy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Predator Shares in any such jurisdiction.

NOTICE OF EXTENSION

January 7, 2005

TO: THE HOLDERS OF SHARES OF PREDATOR EXPLORATION LTD.

By notice to the Depositary and as set forth in this notice of extension and change (the "Notice of Extension and Change"), SignalEnergy has extended its Offer dated November 26, 2004 pursuant to which it is offering to purchase all of the issued and outstanding common shares (the "Predator Shares") of Predator Exploration Ltd. ("Predator").

Except as otherwise set forth in this Notice of Extension and Change, the information, terms and conditions previously set forth in the Offer and Circular dated November 26, 2004 (the "Offer and Circular") continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular provisions which, as hereby amended, are incorporated herein by reference. References to the "Original Offer" means our offer to acquire Predator Shares set out in the Offer and Circular. References to the "Offer" means the Original Offer, as amended by this Notice of Extension and Change.

1. Extension of the Offer

SignalEnergy hereby extends the Offer by extending the Expiry Date for the Offer from 5:00 p.m. (Calgary time) on December 31, 2004 to 5:00 p.m. (Calgary time) on January 20, 2005, unless SignalEnergy further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer and Circular, "Extension and Variation of the Offer". Accordingly, the definition of Expiry Date in the Original Offer is amended to read in full as follows:

> ""**Expiry Date**" means January 20, 2005 or such other date or dates as may be fixed by SignalEnergy from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";"

2. Conditions to the Offer

The Offer remains subject to all of the conditions contained in Section 4, "Conditions to the Offer" of the Offer and Circular.

Effective October 29, 2004, SignalEnergy and Predator entered into the Pre-Acquisition Agreement pursuant to which SignalEnergy agreed to make the Offer to purchase all of the Predator Shares at a price of 0.3846 of a SignalEnergy Share for each Predator Share. The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between SignalEnergy and Predator. SignalEnergy is not permitted to amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or in part, a condition of the Offer) in a manner that is adverse to Shareholders without the prior written consent of Predator, other than to: (i) extend the Offer for at least two extensions of not less than ten (10) days if any required shareholder or regulatory approval has not been received prior to the time the Offer is scheduled to terminate; (ii) extend the Offer, if, at any extended date on which the Offer is scheduled to expire, any of the conditions of the Offer shall not be satisfied or waived by SignalEnergy, until such time as such conditions are satisfied or waived by SignalEnergy; (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of a securities authority applicable to the Offer or any period required by applicable law; or (iv) comply with the legal obligations of SignalEnergy with respect to an amendment, modification or change of the Offer.

As of 5:00 p.m. (Calgary time) December 31, 2004, the requisite regulatory approvals for exemptive relief for providing audited financial statements for the Carrot Creek Properties had not been obtained. Therefore, SignalEnergy is extending the Offer as set forth herein.

3. Change to Information in the Offer and Circular

Audited Operating Statements

In order to obtain the requisite regulatory approval for exemptive relief for providing audited financial statements for the Carrot Creek Properties in the Offer and Circular, the second paragraph and the table and notes immediately thereunder described under the subheading Appendix "A" - *SignalEnergy Inc. - The Company - Recent Developments* of the Offer and Circular, has been changed to state the following:

"The audited operating results of the Carrot Creek Properties for the three twelve month periods prior to the acquisition of this property by SignalEnergy are summarized below. See Appendix "D" - Audited Operating Statements (Carrot Creek Properties).

(000's)	2003	2002	2001
Revenues	3,623	2,206	2,901
Royalties	(802)	(427)	(740)
Net revenue	2,821	1,779	2,161
Operating expenses	(317)	(250)	(334)
Operating Income	**2,504**	**1,529**	**1,827**

"

The information provided in the table above is the same as disclosed in the Offer and Circular except that it is presented on an audited basis as opposed to an unaudited basis. Attached to this Notice of Extension and Change are the audited Schedules of Revenues, Royalties and Operating Expenses for the years ended December 31, 2003, 2002 and 2001 for the Carrot Creek Properties which shall be included in, and form a part of the Offer and Circular as Appendix "D" - *Audited Operating Statements (Carrot Creek Properties)*.

4. Withdrawal of Deposited Predator Shares

Shareholders have the right to withdraw Predator Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Offer and Circular, "Withdrawal of Deposited Predator Shares". Under the terms of the Offer, Predator Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing shareholder at anytime before the Predator Shares are taken up by SignalEnergy.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Predator Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law: (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten (10) days after the notice of variation has been delivered; or (ii) a variation consisting solely of the waiver of a condition of the Offer); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of SignalEnergy or of any affiliate of SignalEnergy,

any Predator Shares deposited under the Offer and not taken up and paid for by SignalEnergy at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of ten (10) days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Predator Shares are not paid for within three (3) Business Days of being taken up, any Predator Shares deposited under the Offer may be withdrawn.

See Section 7 of the Offer and Circular, "Withdrawal of Predator Shares".

5. Take Up and Payment for Deposited Predator Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), SignalEnergy will take up Predator Shares validly deposited under the Offer and Circular and not withdrawn prior to the Expiry Date pursuant to Section 7 of the Offer, "Withdrawal of Deposited Predator Shares", promptly following the Expiry Date and, after such take up, will promptly pay for the Predator Shares taken up pursuant to applicable law. See Section 6 of the Offer and Circular, "Payment for Deposited Predator Shares".

6. Amendments to the Original Offer

The Original Offer shall be read as amended in order to give effect to the specified changes set forth in this Notice of Extension and Change.

7. Directors' Approval

The contents of this Notice of Extension and Change have been approved, and the sending thereof to the shareholders of Predator has been authorized by the Board of Directors of SignalEnergy.

8. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of Predator with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered so such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

CONSENT OF ERNST & YOUNG LLP

To the Directors of SignalEnergy Inc. ("SignalEnergy")

We have read the Notice of Extension and Change of SignalEnergy dated January 7, 2005 relating to the offer by SignalEnergy to purchase all of the outstanding shares of Predator Exploration Ltd. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the Notice of Extension and Change of our report to the Directors of SignalEnergy on the audited Schedules of Revenues, Royalties and Operating Expenses for the Carrot Creek Properties of SignalEnergy for the fiscal years ended December 31, 2003, 2002 and 2001. Our report was dated January 7, 2005.

Calgary, Alberta
January 7, 2005

(signed) *"Ernst & Young LLP"*
Chartered Accountants

APPENDIX "D"

OF THE OFFER AND CIRCULAR DATED NOVEMBER 26, 2004

Schedules of Revenue, Royalties and Operating Expenses

Carrot Creek Properties

For the Fiscal Years Ended December 31, 2003, 2002 and 2001

AUDITORS' REPORT

To the Directors of
SignalEnergy Inc.

At the request of SignalEnergy Inc. ("SignalEnergy"), we have audited the Schedules of Revenues, Royalties and Operating Expenses for the Carrot Creek Properties acquired by SignalEnergy on January 9, 2004 for the years ended December 31, 2003, 2002 and 2001. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedules of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenue, royalties and operating expenses of the Carrot Creek Properties acquired by SignalEnergy on January 9, 2004 for each of the years ended December 31, 2003, 2002 and 2001 in accordance with the basis of accounting policies disclosed in note 2.

Ernst & Young LLP

Calgary, Canada
January 7, 2005

Chartered Accountants

Carrot Creek Properties

SCHEDULES OF REVENUES, ROYALTIES AND OPERATING EXPENSES

	Year ended December 31,		
	2003	2002	2001
	$	$	$
Revenue	3,623,384	2,206,405	2,900,784
Royalties	802,444	427,050	739,591
	2,820,940	1,779,355	2,161,193
Operating expenses	316,646	250,058	334,184
Total net operating income	2,504,294	1,529,297	1,827,009

See accompanying notes

NOTES TO SCHEDULES OF REVENUE, ROYALTIES AND OPERATING EXPENSES

For the years ended December 31, 2003, 2002 and 2001

1. BASIS OF PRESENTATION

The Schedules of Revenue, Royalties and Operating Expenses presented herein reflect the operating results for certain oil and gas properties (referred to as the "Carrot Creek Properties") acquired by SignalEnergy Inc. on January 9, 2004.

These schedules have been prepared from the records of the vendor and include only revenues, royalties and operating expenses directly related to the Carrot Creek Properties and do not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs or income taxes for the Carrot Creek Properties as these amounts would be determined based on the consolidated operations of the vendor of which the Carrot Creek Properties form only a part.

2. SIGNIFICANT ACCOUNTING POLICIES

Joint venture operations

Substantially all of the Carrot Creek Properties are operated through joint ventures therefore the schedules of revenue, royalties and operating costs reflect only the vendor's proportionate interest in such properties.

Revenue recognition

Natural gas and oil revenues are recorded based on the average of the actual prices received by the vendor on production from the specific Carrot Creek Properties purchased.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the applicable provincial government posted reference prices. Crown royalties for crude oil are taken-in-kind by the Alberta Petroleum Marketing Commission.

Operating expenses

Operating expenses include amounts incurred relating to the extraction of product to the surface, gathering, transporting, processing, treating and compression.

APPROVAL AND CERTIFICATE

The contents of this Notice of Extension and Change have been approved by, and the sending thereof to the shareholders of Predator has been authorized by, the Board of Directors of SignalEnergy. The foregoing, together with the Offer and Circular dated November 26, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: January 7, 2005.

(signed) *"J. Cameron Bailey"*
J. Cameron Bailey
President and Chief Executive Officer

(signed) *"Michael Wuetherick"*
Michael Wuetherick
Vice President, Corporate Development and Chief Financial Officer

On behalf of the Board of Directors

(signed) *"Barry Giovanetto"*
Barry Giovanetto
Director

(signed) *"David Richards"*
David Richards
Director

Office of the Depositary

By Mail, Hand or Courier

Olympia Trust Company
2300, 125 - 9th Avenue SE
Calgary, Alberta T2G 0P6

Attention: Corporate & Shareholder Services

Telephone: (416) 261-0900
Facsimile: (403) 265-1455
Email: cssinquiries@olympiatrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

PART II

1. Press Release dated January 4, 2005

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
SignalEnergy Inc.

CALGARY, Jan. 4 /CNW/ - SignalEnergy Inc. ("Signal") announced today that more than 85% of the issued and outstanding shares of Predator Exploration Ltd. ("Predator") have been tendered and not withdrawn pursuant to Signal's Offer to Purchase dated November 26, 2004 (the "Offer to Purchase").

Signal also announced that it is extending the Offer to Purchase until 5:00 p.m. (Calgary time) January 20, 2005 in order to meet certain conditions set forth in the Pre-Acquisition Agreement, including receipt of all necessary regulatory approvals. A Notice of Extension will be mailed to all shareholders of Predator in due course.

Signal is a Calgary-based, junior resource company engaged in the exploration, development and production of natural gas and oil. The common shares of Signal are listed on the Toronto Stock Exchange under the symbol SGI.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Common Shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

%SEDAR: 00002760E

/For further information: please contact: SignalEnergy Inc., Mr. J. Cameron Bailey, President and Chief Executive Officer, Phone: (403) 290-2450, Fax: (403) 398-3366, Email: cbailey(at)signalenergy.com/
(SGI. PXL.)

CO: SignalEnergy Inc.; Predator Exploration Ltd.

CNW 09:00e 04-JAN-05

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X*

Previously filed

PART IV – SIGNATURES

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNALENERGY INC.

(Signature)

J. Cameron Bailey, President and Chief Executive Officer
(Name and Title)

January 19, 2005
(Date)